# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Organogenesis Holdings Inc., CIK 0001661181
CUSIP: 68621F102
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 85 Dan Road, Canton, Massachusetts (MA), 02021
Date of event which requires filing of this statement: 06/24/2025
Filed by CIK 0001757286
Persons authorized to receive notices and communications: Lori Freedman, Organogenesis Holdings Inc., 85 Dan Road, Canton, Massachusetts (MA), 02021, (781) 575-0775; William R. Kolb, Foley Hoag LLP, 155 Seaport Boulevard, Boston, Massachusetts (MA), 02210, (617) 832-1000; Ryan M. Rourke Reed, Foley Hoag LLP, 155 Seaport Boulevard, Boston, Massachusetts (MA), 02210, (617) 832-1000

## Reporting persons
- Alan A. Ades (CIK 0001757286): type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO), personal funds (PF); sole voting power 11,188,362; shared voting power 11,131,474; sole dispositive power 11,188,362; shared dispositive power 11,131,474; aggregate amount beneficially owned 22,319,836 (17.6% of the class)
- Albert Erani (CIK 0001074084): type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 6,789,024; shared voting power 11,131,474; sole dispositive power 6,789,024; shared dispositive power 11,131,474; aggregate amount beneficially owned 17,920,498 (14.1% of the class)
- Glenn H. Nussdorf (CIK 0001244191): type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 10,994,161; shared voting power 918,680; sole dispositive power 10,994,161; shared dispositive power 918,680; aggregate amount beneficially owned 11,912,841 (9.4% of the class)
- Dennis Erani (CIK 0001760685): type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO), personal funds (PF); sole voting power 1,314,517; shared voting power 8,729,184; sole dispositive power 1,314,517; shared dispositive power 8,729,184; aggregate amount beneficially owned 10,043,701 (7.9% of the class)
- Starr Wisdom (CIK 0001760694): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 20,000; shared voting power 0; sole dispositive power 20,000; shared dispositive power 0; aggregate amount beneficially owned 20,000 (0% of the class)
- Organo PFG LLC (CIK 0001757580): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 8,279,490; shared voting power 0; sole dispositive power 8,279,490; shared dispositive power 0; aggregate amount beneficially owned 8,279,490 (6.5% of the class)
- Organo Investors LLC (CIK 0001757573): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,851,984; shared voting power 0; sole dispositive power 2,851,984; shared dispositive power 0; aggregate amount beneficially owned 2,851,984 (2.2% of the class)
- Alan Ades 2014 GRAT (CIK 0001757567): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,075,865; shared voting power 0; sole dispositive power 3,075,865; shared dispositive power 0; aggregate amount beneficially owned 3,075,865 (2.4% of the class)
- Albert Erani Family Trust dated 12/29/2012 (CIK 0001760663): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dennis Erani 2012 Issue Trust dated 12/20/12 (CIK 0001757455): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 8,382,031; shared voting power 0; sole dispositive power 8,382,031; shared dispositive power 0; aggregate amount beneficially owned 8,382,031 (6.6% of the class)
- GN 2016 Family Trust u/a/d August 12, 2016 (CIK 0001757453): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 918,680; shared voting power 0; sole dispositive power 918,680; shared dispositive power 0; aggregate amount beneficially owned 918,680 (0.7% of the class)
- GN 2016 Organo 10-Year GRAT u/a/d September 30, 2016 (CIK 0001757452): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 8,871,320; shared voting power 0; sole dispositive power 8,871,320; shared dispositive power 0; aggregate amount beneficially owned 8,871,320 (7% of the class)
- RED Holdings, LLC (CIK 0001900525): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 6,784,024; shared voting power 0; sole dispositive power 6,784,024; shared dispositive power 0; aggregate amount beneficially owned 6,784,024 (5.3% of the class)
- Josette Ades (CIK 0002050939): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 8,112,497; shared voting power 0; sole dispositive power 8,112,497; shared dispositive power 0; aggregate amount beneficially owned 8,112,497 (6.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Organogenesis Holdings Inc.
Address of issuer's principal executive offices: 85 Dan Road, Canton, Massachusetts (MA), 02021
Comment:
This Amendment No. 10 (this "Amendment No. 10") amends and supplements the beneficial ownership statement on Schedule 13D originally filed on December 20, 2018, as amended by Amendment No. 1 to the statement on Schedule 13D filed on November 27, 2019, Amendment No. 2 to the statement on Schedule 13D filed on November 19, 2020, Amendment No. 3 to the statement on Schedule 13D filed on May 11, 2021, Amendment No. 4 to the statement on Schedule 13D filed on June 1, 2021, Amendment No. 5 to the statement on Schedule 13D filed on December 17, 2021, Amendment No. 6 to the statement on Schedule 13D filed on December 30, 2021, Amendment No. 7 to the statement on Schedule 13D filed on November 14, 2024, Amendment No. 8 to the statement on Schedule 13D filed on January 3, 2025, and Amendment No. 9 to the statement on Schedule 13D filed on January 13, 2025 (such Schedule 13D and amendments, the "Original Statement"), on behalf of Alan A. Ades, Albert Erani, Glenn H. Nussdorf, Dennis Erani, Starr Wisdom, Organo PFG LLC, Organo Investors LLC, Dennis Erani 2012 Issue Trust dated 12/20/12, Alan Ades 2014 GRAT, Albert Erani Family Trust dated 12/29/2012, GN 2016 Family Trust u/a/d August 12, 2016, GN 2016 Organo 10-Year GRAT u/a/d September 30, 2016, RED Holdings, LLC and Josette Ades (each, a "Reporting Person" and, collectively, the "Reporting Persons"). The Original Statement, as amended by this Amendment No. 10 (the "Statement"), relates to the shares of Class A common stock, par value $0.0001 per share (the "Shares"), of Organogenesis Holdings Inc., a Delaware corporation (the "Issuer").

Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Original Statement. This Amendment No. 10 amends the Original Statement as specifically set forth herein. Except as set forth in this Amendment No. 10, all previous Items in the Original Statement remain unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction: On June 24, 2025, the Reporting Persons determined that, in light of the termination of the Controlling Stockholders' Agreement on March 10, 2025, and the expiration of the term of the directors last nominated and elected pursuant thereto at the Issuer's 2025 Annual Meeting of Stockholders, the Reporting Persons no longer constitute a "group" within the meaning of Rule 13d-5 under the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraph (a) of Item 5 of the Original Statement is hereby amended and restated as follows:

The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person's cover page to this Statement, are based on a total of 126,853,536 Shares, which reflects the number of Shares reported as outstanding on April 30, 2025, in the Quarterly Report on Form 10-Q filed by the Issuer on May 8, 2025. All of the Share numbers reported below, and on each Reporting Person's cover page to this Statement, are as of June 24, 2025. The cover page to this Statement for each Reporting Person is incorporated by reference in its entirety into this Item 5.

Alan A. Ades is the beneficial owner of a total of 22,319,836 Shares, representing approximately 17.6% of the outstanding Shares and consisting of (i) 3,075,865 Shares held by the A. Ades GRAT, (ii) 8,279,490 Shares held by Organo PFG, (iv) 2,851,984 Shares held by Organo Investors and (v) 8,112,497 Shares held by Josette Ades, Alan A. Ades's spouse.

Albert Erani is the beneficial owner of a total of 17,920,498 Shares, representing approximately 14.1% of the outstanding Shares and consisting of (i) 5,000 Shares held by Albert Erani, (ii) 6,784,024 Shares held by RED Holdings, (iii) 8,279,490 Shares held by Organo PFG and (iv) 2,851,984 Shares held by Organo Investors.

Dennis Erani is the beneficial owner of a total of 10,043,701 Shares, representing approximately 7.9% of the outstanding Shares and consisting of (i) 1,314,517 Shares held by Dennis Erani, (ii) 8,382,031 Shares held by the D. Erani Trust and (iii) 347,153 Shares held by the Purchasing Trust. Susan Erani, who is Dennis Erani's spouse, and Mr. Nussdorf are co-trustees of the Purchasing Trust.

Glenn H. Nussdorf is the beneficial owner of a total of 11,912,841 Shares, representing approximately 9.4% of the outstanding Shares and consisting of (i) 2,122,841 Shares held by Mr. Nussdorf, (ii) 918,680 Shares held by the GN Trust and (iii) 8,871,320 Shares held by the GN GRAT.

Starr Wisdom is the beneficial owner of a total of 20,000 Shares, representing approximately 0.0% of the outstanding Shares. Ms. Wisdom holds all such Shares directly.

Organo PFG is the beneficial owner of a total of 8,279,490 Shares, representing approximately 6.5% of the outstanding Shares. Organo PFG holds all such Shares directly. Alan Ades and Albert Erani are the managing members of Organo PFG.

Organo Investors is the beneficial owner of a total of 2,851,984 Shares, representing approximately 2.2% of the outstanding Shares. Organo Investors holds all such Shares directly. Alan Ades and Albert Erani are the managers of Organo Investors.

The A. Ades GRAT is the beneficial owner of a total of 3,075,865 Shares, representing approximately 2.4% of the outstanding Shares. The A. Ades GRAT holds all such Shares directly. Alan Ades is trustee of the A. Ades GRAT.

The A. Erani Trust does not beneficially own any Shares. Starr Wisdom, John Wisdom and Jeffrey Baddish are co-trustees of the A. Erani Trust.

The D. Erani Trust is the beneficial owner of a total of 8,382,031 Shares, representing approximately 6.6% of the outstanding Shares. The D. Erani Trust holds all such Shares directly. Mr. Nussdorf, Susan Erani, who is Dennis Erani's spouse, and David Peretz are co-trustees of the D. Erani Trust.

The GN Trust is the beneficial owner of a total of 918,680 Shares, representing approximately 0.7% of the outstanding Shares. The GN Trust holds all such Shares directly. Michael Katz is the trustee of the GN Trust.

The GN GRAT is the beneficial owner of a total of 8,871,320 Shares, representing approximately 7.0% of the outstanding Shares. The GN GRAT holds all such Shares directly. Mr. Nussdorf is trustee of the GN GRAT.

RED Holdings is the beneficial owner of 6,784,024 Shares, representing approximately 5.3% of the outstanding Shares. RED Holdings holds all such Shares directly. Albert Erani is the sole manager of RED Holdings and the 2021 RED Trust is the sole member of RED Holdings.

Josette Ades is the beneficial owner of a total of 8,112,497 Shares, representing approximately 6.4% of the outstanding Shares. Ms. Ades holds all such Shares directly. Ms. Ades is the spouse of Alan A. Ades.

As of June 24, 2025, the Reporting Persons determined that they no longer constitute a "group" within the meaning of Rule 13d-5 under the Act. Except as otherwise set forth herein, the filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by another Reporting Person for purposes of Section 13(d) of the Act or for any other purpose. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Transactions in the class effected during the past sixty days:
Paragraph (c) of Item 5 of the Original Statement is hereby amended and restated as follows:

None of the Reporting Persons has effected any transactions in Shares during the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Paragraph (e) of Item 5 of the Original Statement is hereby amended and restated as follows:

As of June 24, 2025, the Reporting Persons determined that they no longer constitute a "group" within the meaning of Rule 13d-5 under the Act. Each Reporting Person that beneficially owns greater than five percent of the Shares, as reported on such Reporting Person's cover page to this Statement, will continue to make filings as required pursuant to its reporting obligations under the Act.

## Signatures
- Alan A. Ades: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (06/26/2025)
- Albert Erani: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (06/26/2025)
- Glenn H. Nussdorf: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (06/26/2025)
- Dennis Erani: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (06/26/2025)
- Starr Wisdom: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (06/26/2025)
- Organo PFG LLC: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (06/26/2025)
- Organo Investors LLC: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (06/26/2025)
- Alan Ades 2014 GRAT: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (06/26/2025)
- Albert Erani Family Trust dated 12/29/2012: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (06/26/2025)
- Dennis Erani 2012 Issue Trust dated 12/20/12: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (06/26/2025)
- GN 2016 Family Trust u/a/d August 12, 2016: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (06/26/2025)
- GN 2016 Organo 10-Year GRAT u/a/d September 30, 2016: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (06/26/2025)
- RED Holdings, LLC: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (06/26/2025)
- Josette Ades: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (06/26/2025)